One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
NICHOLAS S. DILORENZO nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct +1 617 275 8370 Fax

August 23, 2016

Lisa Larkin, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) contained in Post-Effective
Amendment No. 219 to the Registration Statement of Russell Investment Company
(Filed on May 25, 2016)

Dear Ms. Larkin:

This letter responds to comments you provided to Jessica Gates, Colleen Hoyt and me in a telephonic discussion on July 8, 2016 regarding the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on May 25, 2016 related to the Unconstrained Total Return Fund (the “Fund”). Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

1.	Comment:	Please file the Tandy representations via EDGAR correspondence in regard to this post-effective amendment.

	Response:	The requested representations will be made.

2.	Comment:	The Staff notes that the Fund’s principal investment strategy states that the Fund may invest in a “broad range of fixed income securities.” To the extent the Fund has any requirements with respect to duration, please disclose such requirements as part of the Fund’s principal investment strategy.

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	Response:	Registrant confirms that the Fund does not have any duration requirements. Accordingly, no changes have been made in response to this comment.

3.	Comment:	The Staff notes that the Fund’s principal investment strategy states that the Fund seeks to achieve its investment objective by “opportunistically” investing in a broad range of fixed income securities. Please consider including a plain English explanatory parenthetical to describe the term “opportunistically.”

	Response:	Registrant notes that the term “opportunistically” reflects that the Fund utilizes a dynamic investment process whereby the Fund invests in varying types of fixed-income securities as potentially attractive investment opportunities arise. Accordingly, Registrant believes that, when used to describe the Fund’s investment strategy, the term “opportunistically” is clear and sufficient and appropriately descriptive to assist prospective investors to understand the Fund’s investment strategy. Accordingly, no changes have been made in response to this comment.

4.	Comment:	The Staff notes that the Fund’s principal investment strategy states that “[t]he Fund may also invest in other asset classes in order to seek to achieve its objective, including equity securities” (emphasis added). Please consider disclosing as part of the Fund’s investment strategy the specific types of equity securities in which the Fund may invest.

	Response:	Registrant notes that, as a general matter, there are no limitations on the types of equity securities in which the Fund may invest. Registrant further notes that the “INVESTMENT OBJECTIVE AND INVESTMENT STRATEGY – Principal Investment Strategies” section of the Fund’s prospectus currently includes a description of the equity securities in which the Fund may invest. Specifically, the Fund’s Item 9 principal investment strategy states that “The Fund may invest in equity securities of issuers of any market capitalization economically tied to U.S. and non-U.S. markets, including emerging markets. Equity securities in which the Fund may invest include common stock, preferred stock,

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master limited partnerships and securities issued in connection with initial public offerings.” Accordingly, no changes have been made in response to this comment.

5.	Comment:	The Staff notes that the Fund’s principal investment strategy states that the Fund may invest in the securities of emerging market issuers, which may include frontier market issuers. Please consider disclosing a list of countries considered to be “frontier” countries for purposes of the Fund’s investment strategy.

	Response:	After reviewing, Registrant believes that listing the frontier market countries in which the Fund may invest would not provide additional information relevant to a prospective investor’s assessment of the Fund’s investment strategy or associated risks. Specifically, the Fund’s registration statement currently states that frontier market countries are “less developed than traditional emerging market countries” and discloses the risks of emerging market investments. Accordingly, because Registrant believes that the Fund’s current disclosure appropriately discloses the risks of investment in emerging market securities and highlights, as part of its principal investment strategy, that investment in frontier market issuers represents a heightened level of emerging market investment risk, Registrant respectfully declines to make any changes in response to this comment.

6.	Comment:	Please confirm supplementally whether the Fund may invest in total return swaps. If the Fund may invest in total return swaps, please confirm supplementally that the Fund will identify an appropriate amount of liquid assets to cover its obligations under its total return swap contracts. Please be aware that the Commission is currently undertaking a review of cover practices for derivatives transactions and that the current practices and guidelines for segregating liquid assets may change in the near future.

	Response:	Registrant confirms that the Fund may invest in total return swaps and if it does so, it will identify an appropriate amount of liquid assets to cover its obligations under its total return swap contracts.

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Registrant is aware that the Commission is currently undertaking a review of the use of derivatives by mutual funds and the current practices employed by mutual funds to cover any obligations created by such derivatives. Registrant is also aware that the Commission may change its current view of cover practices in light of this review. Registrant will monitor the Commission’s actions and will respond as necessary when appropriate.

7.	Comment:	Please confirm supplementally that if the Fund writes credit default swaps, it will segregate the full notional amount.

	Response:	Registrant confirms that if the Fund writes credit default swaps with physical settlement, it is currently the policy of the Fund to “cover” such positions or identify liquid assets (consistent with SEC Staff positions with respect to Section 18 of the Investment Company Act of 1940 (the “1940 Act”)) equal to the full notional value of such swaps.

8.	Comment:	Please review the Fund’s principal strategies and principal risk disclosure to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010 and IM Guidance 2013-03.

	Response:	Registrant has reviewed the Fund’s principal strategies and principal risk disclosure to ensure that the information is not too generic or standardized and that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective.

9.	Comment:	The Staff notes that the Fund’s principal investment strategy states that the Fund “purchases loans and other direct indebtedness, including bank loans (also called ‘leveraged loans’).” Please consider including a plain English explanation of “leverage” as used in the term “leveraged loan.”

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	Response:	Registrant notes that the term “leveraged loan” is an alternate name for the bank loans in which the Fund may invest. Accordingly, because Registrant believes that the term “leveraged loan” is commonly used to describe bank loans, Registrant respectfully declines to make any changes in response to this comment.

10.	Comment:	Please disclose in an appropriate section of the Prospectus the risks associated with bank loans, including that (i) it may take more than seven (7) days for transactions in bank loans to settle; (ii) there is a risk that investors may not be paid redemption proceeds in a timely manner or that the Fund may be forced to incur losses in order to pay redemption proceeds on time; and (iii) bank loans may not be “securities,” and, therefore, may not be subject to all of the protections afforded by the federal securities laws.

	Response:	Registrant believes that the Fund’s principal risk disclosures appropriately inform investors of the risks associated with the Fund’s investments in loans, including bank loans. Specifically, the Fund’s Item 9 “Loans and Other Direct Indebtedness” risk currently states that “[t]he market for loan obligations may be subject to extended trade settlement periods (which may exceed seven (7) days)...[a]s a result, sale proceeds related to the sale of loans may not be available to make additional investments or to meet the Fund’s redemption obligations for a period after the sale of the loans, and, as a result, the Fund may have to sell other investments or take other actions if necessary to raise cash to meet its obligations” and that “[l]oans and other forms of direct indebtedness are not registered under the federal securities laws and, therefore, do not offer securities law protections against fraud and misrepresentation.” Accordingly, Registrant respectfully declines to make any changes in response to this comment.

11.	Comment:	Please confirm supplementally whether the Fund will invest in collateralized loan obligations (“CLOs”) that rely on the exemptions from the definition of “investment company” provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act. If so, please also confirm supplementally the extent of the Fund’s exposure to such instruments and if there is any limitation on how much the Fund may invest in such instruments. Please also discuss supplementally how the Fund will comply with the SEC Staff’s guidance that, at

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the time of purchase, an open-end mutual fund registered under the 1940 Act have no more than 15% of the fund’s net assets invested in illiquid securities.

Response:

Registrant confirms that the Fund may invest without limitation in CLOs that rely or do not rely on the exemptions provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act. However, Registrant notes that a CLO’s exemption from (or the absence of an exemption from) the definition of an investment company is not a material consideration underlying the decision of whether to invest in such instrument. As a result, the percentage of CLOs in the Fund’s portfolio which are exempt under Sections 3(c)(1) and 3(c)(7) may vary over time. Accordingly, in light of these considerations, Registrant respectfully declines to confirm supplementally the extent of the Fund’s exposure to CLOs that rely on the exemptions provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act.

With respect to the SEC Staff’s guidance that, at the time of purchase, an open-end mutual fund registered under the 1940 Act have no more than 15% of the fund’s net assets invested in illiquid securities, Registrant confirms that the Fund has policies and procedures in place reasonably designed to ensure compliance with the 15% limitation on illiquid securities.

12.	Comment:	The Staff notes that the Fund’s principal investment strategy states that the Fund may “invest in pooled investment vehicles, including other investment companies and exchange traded funds.” Please confirm whether a separate line item in the “Annual Fund Operating Expenses” table for “Acquired Fund Fees and Expenses” is appropriate.

	Response:	Registrant has revised its disclosure to include a separate “Acquired Fund Fees and Expenses” caption in the “Annual Fund Operating Expenses” table as the Fund’s Acquired Fund Fees and Expenses are expected to exceed one basis point of average net assets.

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13.	Comment:	The Staff notes that the Fund’s principal investment strategy states that the Fund may invest in convertible securities. If known, please confirm supplementally the extent of the Fund’s expected exposure to such instruments.

	Response:	In light of the Fund’s investment strategy to opportunistically invest in differing fixed-income instruments depending on attractive market opportunities, the Fund’s exposure to convertible securities is expected to vary over time. At the Fund’s inception, Registrant does not expect the Fund’s exposure to convertible securities to represent a material portion of the Fund’s net assets.

14.	Comment:	In the “Management – Portfolio Manager” sub-section of the Risk/Return Summary section of the Fund’s prospectus, please consider disclosing the month and year upon which the Fund’s portfolio managers began managing the Fund.

	Response:	Registrant notes that Item 5(b) of Form N-1A requires a fund to disclose the “length of service” of the fund’s portfolio managers. Item 5(b) does not, however, prescribe a particular format for disclosing such time period. Consistent with current practice in registration statements for other funds offered by Registrant, Registrant believes that the current disclosure provides sufficient information for prospective shareholders to understand the length of time for which the Fund’s portfolio manager has served as a portfolio manager to the Fund. Further, because the Fund is not yet operational and the Registrant cannot precisely determine when the Fund will commence operations (due to market, operational or other factors) as of the effective date of the registration statement, it is not practicable to revise the disclosure to reflect the Fund’s commencement date. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

15.	Comment:	Please disclose in the “Additional Information About How to Purchase Shares” section whether there is a minimum subsequent investment amount applicable to any of the Fund’s share classes.

	Response:	Registrant notes that there is no minimum subsequent investment amount applicable to any of the Fund’s share classes and, therefore, respectfully declines to make any changes in response to this comment.

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16.	Comment:	The Staff notes that the Fund’s principal investment strategy states that the Fund may invest in non-agency mortgage-backed securities (“non-agency MBS”). Please confirm supplementally the extent of the Fund’s expected exposure to non-agency MBS and, if this the investment will be significant, please add disclosure regarding the risks of investing in such securities.

Response:

In light of the Fund’s investment strategy to opportunistically invest in differing fixed-income instruments depending on attractive market opportunities, the Fund’s exposure to non-agency MBS is expected to vary over time. At the Fund’s inception, Registrant does not expect the Fund’s exposure to non-agency MBS to represent a material portion of the Fund’s net assets.

Registrant notes that “Mortgage-Backed Securities” and “Privately-Issued Mortgage-Backed Securities” risks are each disclosed in the “RISKS” section of the Fund’s prospectus.

17.	Comment:	The Staff notes that the “INVESTMENT OBJECTIVE AND INVESTMENT STRATEGY – Principal Investment Strategy” section of the Fund’s prospectus states that the Fund may invest in “junk bonds” without limitation. Please confirm supplementally whether any circumstances exist under which the Fund would invest without limitation in junk bonds.

	Response:	Registrant confirms that the Fund is permitted to invest in junk bonds without limitation. However, the disclosure identified by the Staff is intended to notify prospective investors that there is no limitation on the Fund’s investment in junk bonds. At this time, Registrant does not expect junk bonds to represent substantially all of the Fund’s portfolio holdings.

18.	Comment:	Please confirm supplementally whether investments in Master Limited Partnership (“MLPs”) are expected to introduce any additional complications in calculating Fund shareholder taxes. Please also consider revising the Fund’s existing MLP risk disclosure to reflect the risks of the energy sector on MLP investment.

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Response:

After reviewing, Registrant does not believe that the Fund’s investment in MLPs are expected to introduce any additional complications in calculating Fund shareholder taxes. However, to reflect the possibility that return of capital distributions received from an MLP equity security could require the Fund to restate the character of distributions made by the Fund, Registrant has added the following as the final sentence in the “Master Limited Partnerships (“MLPs”) risk in the “INVESTMENT RESTRICTIONS, POLICIES AND CERTAIN INVESTMENTS – Investment Strategies and Portfolio Instruments” section of the Fund’s SAI:

“Any return of capital distributions received from an MLP equity security may require the Fund to restate the character of distributions made by the Fund as well as amend any previously issued shareholder tax reporting information.”

With respect to the risks of the energy sector on MLP investment, Registrant believes that the current MLP-related risk disclosure appropriately addresses the investment-related risks of the Fund’s anticipated MLP exposure. Accordingly, no changes have been made in response to this question.

19.	Comment:	Please consider whether disclosure regarding the risks of value- and growth-style investing should be disclosed in the Fund’s registration statement.

	Response:	Registrant confirms that, based on the Fund’s investment strategy, it does not believe the risks of value- and growth-style investing should be disclosed in the Fund’s registration statement.

20.	Comment:	Please consider revising the existing mortgage-backed security-related risk disclosure to reflect the uncertain future surrounding Freddie Mac and Fannie Mae as a result of their placement into conservatorship.

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	Response:	Registrant has revised its disclosure to incorporate the requested change.

21.	Comment:	The Staff notes that the “Derivatives (Futures Contracts, Options, Forwards and Swaps)” risk in the Fund’s prospectus states that “[d]erivatives may be used for leverage.” Please confirm supplementally whether this statement is consistent with the statement in the Fund’s Statement of Additional Information (“SAI”) that “[t]he Fund may not borrow money for purposes of leveraging or investment.”

	Response:	Registrant confirms that although the Fund may gain economic leverage through investment in derivatives, it will not obtain borrow money (i.e., gain financial leverage) for purposes of investment. Accordingly, Registrant confirms that the use of the term “leverage” is consistent in the Prospectus and SAI.

22.	Comment:	Please confirm supplementally that the description of the use of temporary defensive investments in the “INVESTMENT OBJECTIVE AND INVESTMENT STRATEGIES – Non-Principal Investment Strategies” section of Fund’s prospectus and the “INVESTMENT RESTRICTIONS, POLICIES AND CERTAIN INVESTMENTS – INVESTMENT RESTRICTIONS” section of the Fund’s SAI are consistent.

	Response:	Registrant confirms that the description of the Fund’s use of temporary defensive investments in the Fund’s prospectus and SAI are internally consistent and consistent with the requirements of Instruction 6 to Item 9(b)(1) of Form N-1A.

23.	Comment:	If not sufficiently described elsewhere in the Prospectus, please consider adding disclosure regarding counterparty risk to the “Reverse Repurchase Agreements and Dollar Rolls” Risk described in the “RISKS” section of the Fund’s prospectus.

	Response:	Registrant notes that “Counterparty Risk” is a principal risk of the Fund and provides disclosure regarding this risk in the Item 4 section and the Item 9 section of the Fund’s prospectus. Additionally, Registrant includes counterparty risk within its

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“Derivatives” (Item 4) and “Derivatives (Futures Contracts, Options, Forwards and Swaps)” (Item 9) principal investment risk disclosure. Registrant believes that the disclosure is sufficiently clear to inform prospective shareholders of the counterparty-related risks associated with the Fund’s portfolio holdings.

24.	Comment:	The Staff notes that the Fund may invest in “To-Be-Announced” mortgage-backed securities. Please confirm that the Fund will comply with the SEC Staff’s guidance that, at the time of purchase, an open-end mutual fund registered under the 1940 Act have no more than 15% of the fund’s net assets invested in illiquid securities.

	Response:	Registrant confirms that the Fund has policies and procedures in place reasonably designed to ensure compliance with the 15% limitation on illiquid securities.

25.	Comment:

With respect to the Fund’s “Deferred Interest, Pay-In-Kind and Capital Appreciation Bonds” risk disclosure, please confirm that the existing disclosure reflects the following risks related to investments in payment-in-kind (“PIK”) securities. If not, please consider revising the disclosure accordingly.

a.      Higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

b.      PIK loans may have unreliable valuations because their accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c.      An election to defer PIK interest payments by adding them to loan principal increases the adviser’s future base management fees, and increases future investment income, thus increasing the Adviser’s future income incentive fees at a compounding rate;

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d.      Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash;

e.      Because original issue discount income is accrued without any cash being received by the Fund, required cash distributions may have to be paid from offering proceeds or the sale of Fund assets without investors being given any notice of this fact;

f.       The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan;

g.      Even if the accounting conditions for income accrual are met, the borrower could still default when the Fund’s actual payment is due at the maturity of the loan;

h.      Original issue discount creates risk of non-refundable cash payments to the advisor based on non-cash accruals that may never be realized; and

i.       Because original issue discount will be included in the Fund’s “investment company taxable income” for the year of the accrual, the Fund may be required to make distributions to shareholders to satisfy the annual distribution requirement applicable to RICs, even where the Fund has not received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to maintain favorable tax treatment. If the Fund is not able to obtain cash from other sources, and chooses not to make a qualifying share distribution, it may become subject to corporate-level income tax.

Response:	Registrant confirms that the requested changes have been made, as applicable.

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Sincerely,

/s/ Nicholas S. DiLorenzo
Nicholas S. DiLorenzo

cc:	John V. O’Hanlon
Mary Beth Rhoden Albaneze